

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Chris Peetz
Chief Executive Officer
Mirum Pharmaceuticals, Inc.
950 Tower Lane, Suite 1050
Foster City, California 94404

  Re: Mirum Pharmaceuticals, Inc.
   Registration Statement on Form S-3
   Filed August 3, 2020
   File No. 333-240290

Dear Mr. Peetz:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Schwartz at 202-551-7153 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Jason Kent